Conspiracy Entertainment Holdings, Inc.
612 Santa Monica Blvd.
Santa Monica, CA 90401

        November 25, 2008

Re:	Conspiracy Entertainment Holdings, Inc. Item 4.02 Form 8-K Filed November 14, 2008 File No- 000-32427

Ladies and Gentlemen:

Conspiracy Entertainment Holdings, Inc. (the “Company”) is hereby filing a response to questions raised by the Staff of the Commission in its letter of comments dated June 30, 2008. Set forth below is the Company’s responses to the Staff’s comments. The Company intends to amend the above-referenced filing and its other Exchange Act reports, as necessary, upon clearance of all of the Staff’s comments.

Form 8-K

1.
We note that you intend to restate your financial statements for the ear ended December 31, 2007 and the quarterly periods contained in the year ended December 31, 2007. Please tell us how, and when you will file these restated financial statements.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to its Item 4.02 8-K to indicate that

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the fining; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (310) 260-6150 or David B. Manno, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 981-6772 .

Very truly yours,

/s/ Keith Tanaka
Keith Tanaka
Chief Financial Officer